SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 18, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Sony Computer Entertainment Japan Sets New Price For Playstation®Vita.

SONY COMPUTER ENTERTAINMENT JAPAN SETS NEW PRICE
FOR PLAYSTATION®VITA

PlayStation®Vita Available at an Attractive New Recommended Retail Price of
19,980 yen (Including Tax), Starting February 28 in Japan

Tokyo, February 18, 2013 – Sony Computer Entertainment Japan (SCEJ), a division of Sony Computer Entertainment Inc. responsible for business operations in Japan, today announced that PlayStation®Vita (PS Vita) 3G/Wi-Fi model and Wi-Fi model, currently available at a recommended retail price (RRP) of 29,980 yen and 24,980 yen respectively (including tax for both models), will be both available at an attractive new RRP of 19,980 yen (including tax) starting February 28, 2013.

Equipped with a beautiful display, high performance CPU and GPU, a multi-touch pad on the rear and dual analog sticks, PS Vita has been strongly engaged to deliver users the ultimate immersive gaming experience since its debut in December 2011.

In an attempt to enhance its value for consumers, PS Vita has evolved not only by adding  new color variations including cosmic red and sapphire blue, but also through a series of  system software updates to support new features and offerings including the distribution of legendary PlayStation® titles and PlayStation®Plus (PS Plus), the subscription service package on PlayStation®Network. Moreover, by adopting 3G network connectivity, PS Vita enables infinite possibilities for users to connect with other PS Vita users.  The new price starting February 28, will make the platform more accessible than ever and will appeal to wider audiences looking to buy the model best suitable for their own game play style.

- more -

With strong support from software developers and publishers, the worldwide cumulative number of software titles for the PS Vita system exceeds 100 titles and interactive digital content available on PlayStation®Store (PS Store) exceeds 1,500 content*1 as of Jan 31, 2013.  In addition to this extensive software title line-up, exciting and attractive new titles are expected to be released from software developers and publishers as well as from SCE Worldwide Studios, including action hunting games which enable users to enjoy multiplayer mode with their friends such as PHANTASY STAR ONLINE 2 from SEGA Corporation, TOUKIDEN from TECMO KOEI GAMES Co., Ltd. and SOUL SACRIFICE from SCE.  More titles are to be followed including SENRAN KAGURA SHINOVI VERSUS and OBORO MURAMASA from MarvelousAQL Inc., TALES OF HEARTS R and ONE PIECE KAIZOKU MUSOU2 from NAMCO BANDAI Games Inc., and PROFESSIONAL BASEBALL SPIRITS 2013 from Konami Digital Entertainment Co., Ltd..

Along with the new price introduction, the “PlayStation®Vita SOUL SACRIFICE PREMIUM EDITON” bundle pack, comprising a special PS Vita system, the SOUL SACRIFICE software title and a set of specially designed accessories will have a new RRP of 24,980 yen (including tax) from initially planned RRP of 29,980 yen for a limited offer starting March 7, 2013.  SCEJ will vigorously expand the platform, along with various marketing campaigns which will start on the same day.

SCE will further accelerate the proliferation of PS Vita platform by delivering the world of entertainment that is only possible on PS Vita.

*1	Contents include downloadable dedicated software titles for PSP and PS which are available via PS Store on PS Vita.

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Appendix

＜New RRP ＞
	Product name	Model	RRP (yen)		Product code
			Current	After Feb.28
	Crystal Black				PCH-1100AB01
					PCH-1100ZA01
	Crystal White	3G/Wi-Fi and	29,980	19,980	PCH-1100AB02
Basic model		Wi-Fi	24,980		PCH-1100ZA02
	Cosmic Red				PCH-1100AB03
					PCH-1100ZA03
	Sapphire Blue				PCH-1100AB04
					PCH-1100ZA04
	Starter Pack	3G/Wi-Fi	29,980	19,980	PCHJ-10003
	32GB Bonus Pack		34,980	24,980	PCHJ-10005
Special limited edition	Ice silver	Wi-Fi	–	19,980	PCHJ-10007
	SOUL SACRIFICE PREMIUM EDITION		29,980	24,980	PCHJ-10006
For more details about each special limited edition, please kindly refer to the relevant URL below.

http://www.jp.playstation.com/psvita/hardware/pchj10003.htm for Starter Pack

http://www.jp.playstation.com/psvita/hardware/pchj10005.html for 32 GB Bonus Pack

http://www.jp.playstation.com/psvita/hardware/pchj10007.html for Ice silver

＜PlayStation®Vita SOUL SACRIFICE PREMIUM EDITION (for a limited offer) Product outline ＞
Product name	PlayStation® Vita SOUL SACRIFICE PREMIUM EDITION
Product code	PCHJ-10006
Release date	Mar 7, 2013
Recommended Retail Price	24,980 yen（including tax）
Included
 ・PS Vita system with Wi-Fi connectivity ×1 SOUL SACRIFICE original model（body color ：cosmic red）
 ・Software title  SOUL SACRIFICE for PS Vita×1
 ・Memory card（4GB）×1
 ・Inner ear head set （cosmic red）×1
 ・Original pouch×1
 ・Original cloth×1
 ・Original strap×1
 ・USB cable×1
 ・AC adapter×1
 ・Battery code×1
 ・AR play cards set×1
 ・Printed materials×1

Note	For a limited offer

＜Promotional campaigns＞
Name	Torne™ PS Vita giveaway campaign
Application Period	Feb. 28- Mar. 13 in 2013
Outline	The application period extended until Mar. 13
Note	Available via PS Store on PS Vita
URL	http://www.jp.playstation.com/ps3/torne/psvita/
Name	PS Store debut campaign for PS Vita users
Application period	Feb. 28- Mar. 14 in 2013
Outline
For those who have downloaded content for the first time via PS Store on PS Vita during the campaign, SCEJ will offer 200 yen PlayStation®Network (PSN) ticket. Among them, 200 winners selected by lottery will win 2000 yen PSN ticket.

Note	Downloaded content include video and free content. This promotion is not applicable to those who have purchased via PS Store on PS3. PSN ticket will expire on Mar.31 (tentative)
URL	http://www.jp.playstation.com/psn/store/

Name	PS Plus 7 day giveaway campaign
Application Period	Feb. 28- Mar. 18 in 2013
Outline	For those who have applied for PS Plus via PS Store on PS Vita during the campaign, SCEJ will offer PS plus 7 day free trial.
Note
Only users who have newly applied for PS Plus membership via PS Store on PS Vita are eligible for this campaign.  Please apply from the “Special feature” page on PS Store to enjoy the campaign.
Current PS Plus members are kindly requested to refrain from applying.
This campaign is only available for once and may not be used concurrently with other campaigns or free tickets.
Those aged under 18 are not eligible to apply for PS Plus membership.

URL	http://www.jp.playstation.com/psn/store/

Name	Reader Store debut campaign
Application Period	Present to 5pm on Mar. 29, 2013
Outline
For those who have newly applied for Reader Store membership on PS Vita (device pairing), SCEJ will offer 480 yen of Sony points which enable recipients to purchase attractive e-books including color comics.

Note	Applicants are requested to create My Sony Club membership account. When applying, you are requested to provide certain personal information including name, address and telephone number.
URL	http://www.sony.jp/reader/point_a/

PlayStation, PS3 and PSP are registered trademarks of Sony Computer Entertainment Inc.  “nasne” and “torne” are trademarks of Sony Entertainment Inc.
All other trademarks are property of their respective owners.

About Sony Computer Entertainment Japan
Sony Computer Entertainment Japan (SCEJ), a division company of Sony Computer Entertainment Inc. based in Japan, distributes and markets the PlayStation®3 computer entertainment system, the PlayStation®2 computer entertainment system, the PlayStation®Portable handheld entertainment system and the PlayStation®Vita portable entertainment system. SCEJ also develops, publishes, markets and distributes software, and manages the third party licensing program for these platforms.

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